UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 4, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

ADMA Biologics, Inc.

File No. 333-186579 - CF#29263
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ADMA Biologics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on February 11, 2013.

Based on representations by ADMA Biologics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.20	through January 1, 2023
Exhibit 10.21	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel